UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated August 7, 2019 titled “Arcos Dorados Reports Second Quarter 2019 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: August 7, 2019

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS SECOND QUARTER 2019 FINANCIAL RESULTS

•	Consolidated revenue growth of 15.8% on a constant currency basis, with 14.2% comparable sales growth1

•	Consolidated Adjusted EBITDA increased 25.1% on a constant currency basis[1]

•	Adjusted EBITDA margin expanded 120 basis points to 7.8%[1], underscored by increased leverage from efficiencies and scale

Montevideo, Uruguay, August 7, 2019 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the second quarter ended June 30, 2019.

Second Quarter 2019 Highlights – Excluding Venezuela

•	Consolidated revenues decreased 1.8% to $721.0 million, in US dollars, versus the second quarter of 2018, primarily due to the depreciation of both the Argentine and Brazilian currencies. On a constant currency basis[2], consolidated revenues grew 15.8%

•	Systemwide comparable sales[2] rose 14.2% year-over-year and was above blended inflation

•	Adjusted EBITDA[2] in US dollars increased 15.9% to $56.6 million compared with the prior-year quarter; on a constant currency basis, Adjusted EBITDA grew 25.1%

•	Consolidated Adjusted EBITDA margin expanded 120 basis points year-over-year to 7.8%

•	Continued leverage in Payroll and General and Administrative (G&A) with margins increasing 140 and 80 basis points, respectively, versus the year-ago quarter

•	Net income in US dollars increased 2.5% to $11.0 million, from $10.7 million in the second quarter of 2018

____________________
1 Excluding Venezuela

2 For definitions please refer to page 13 of this document

“As our three-pillar strategy gained further traction, Arcos Dorados’ sales momentum accelerated substantially in the second quarter and drove operating leverage in combination with our improved operating efficiencies. In Brazil, excluding the impact of the trucker’s strike that took place in the second quarter of 2018, comparable sales were still well above inflation, and outpaced those of Brazil’s food service sector.

Our Cooltura de Servicio program, together with higher customer satisfaction surveys scores, were among the key drivers for our strong results in the quarter.  Significant contributors to the 14.2% and 25.1% increases in comparable sales and constant currency adjusted EBITDA, respectively, were also the continued success of our marketing and promotional campaigns, strong menu offerings, delivery, as well even greater sales lift coming from our Experience of the Future (“EOTF”) restaurants. Digital service features and our affordability platform, which also comprise our unmatched omnichannel guest experience, continued to drive higher revenues as well.”

Given the strong success of EOTF restaurants at further differentiating our market-leading brand in Brazil, Argentina, Uruguay and Chile, we are planning to introduce this format in six additional countries before the end of this year, flexibly deploying capital where we see the greatest growth opportunities within Arcos Dorados’ dominant geographic footprint.

Arcos Dorados’ strong performance year to date has strengthened our conviction on the effectiveness of our three-pillar strategy. This is comprised of delivering an enhanced customer experience, providing the most relevant and desirable menu offerings and running the best restaurants, to drive sustained, above-inflation growth and achieve higher margins with our streamlined cost structure. We remain committed to the growth investments we have been making and to being the most sustainable and socially beneficial restaurant company in Latin America and the Caribbean, another crucial way in which we differentiate our brand,” said Marcelo Rabach, Chief Executive Officer of Arcos Dorados.

Second Quarter 2019 Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q18 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	2Q19 (a+b+c+d)	% As Reported
Total Restaurants (Units)	2,191				2,229

Sales by Company-operated Restaurants	718.5	(125.3)	110.0	(14.8)	688.4	-4.2%
Revenues from franchised restaurants	35.5	(4.6)	6.3	(1.9)	35.3	-0.5%
Total Revenues	754.0	(129.9)	116.3	(16.7)	723.7	-4.0%

Adjusted EBITDA	45.4	(4.5)	12.3	2.6	55.8	22.9%
Adjusted EBITDA Margin	6.0%				7.7%
Net income (loss) attributable to AD	1.1	0.6	(0.3)	9.0	10.4	845.5%
No. of shares outstanding (thousands)	210,580				203,841
EPS (US$/Share)	0.01				0.05

(2Q19 = 2Q18 + Currency Translation Excl. Venezuela + Constant Currency Growth Excl. Venezuela + Venezuela). Refer to “Definitions” section for further detail.

Arcos Dorados’ consolidated results continue to be heavily impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment and the country’s heavily regulated currency. As such, reported results may contain significant non-cash accounting charges to operations in this market. Accordingly, the discussion of the Company’s operating performance is focused on consolidated results that exclude Venezuela.

Main variations in other operating income (expenses), net

Included in Adjusted EBITDA: In the second quarter of 2018, Arcos Dorados had recorded an inventory write-down charge of $14.7 million related to its operations in Venezuela, compared to only $0.6 million this year.

Excluded from Adjusted EBITDA: There were no material income or expenses.

Second quarter net income attributable to the Company totaled $10.4 million, compared to net income of $1.1 million in the same period of 2018. The variation was mostly due to higher operating income, combined with a positive variance in foreign currency exchange results, partially offset by higher income tax and interest expenses.

Arcos Dorados reported earnings per share of $0.05 in the second quarter of 2019, compared to earnings per share of $0.01 in the previous corresponding period. Primarily as a result of share repurchases of 7,993,602, total weighted average shares for the second quarter of 2019 decreased to 203,840,735 from 210,579,612 in the prior-year quarter.

Consolidated – excluding Venezuela

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q18 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q19 (a+b+c)	% US Dollars	% Constant Currency
Total Restaurants (Units)	2,061			2,109

Sales by Company-operated Restaurants	701.3	(125.3)	110.0	686.0	-2.2%	15.7%
Revenues from franchised restaurants	33.2	(4.6)	6.3	35.0	5.3%	19.0%
Total Revenues	734.5	(129.9)	116.3	721.0	-1.8%	15.8%
Systemwide Comparable Sales						14.2%
Adjusted EBITDA	48.8	(4.5)	12.3	56.6	15.9%	25.1%
Adjusted EBITDA Margin	6.6%			7.8%
Net income (loss) attributable to AD	10.7	0.6	(0.3)	11.0	2.5%	-2.8%
No. of shares outstanding (thousands)	210,580			203,841
EPS (US$/Share)	0.05			0.05

Excluding the Company’s Venezuelan operation, revenues in US dollars decreased 1.8% year-over-year, primarily due to the negative currency translation impact of the 46% and 8% year-over-year average depreciation, respectively, of the Argentine peso and the Brazilian real against the US dollar. This impact was partially offset by constant currency revenue growth of 15.8%. Constant currency revenue growth was supported by a 14.2% increase in systemwide comparable sales, with strong sales growth in countries in each of the Company’s divisions, including in Brazil, Chile, Ecuador, Peru, the French West Indies, Panama and Mexico. Comparable sales, which were above the Company’s blended inflation rate for the quarter, were driven by the Company’s promotional strategy and menus across the region, which helped boost traffic growth. Incremental volume stemmed from increasingly higher delivery revenues and the continued roll-out of EOTF.

Adjusted EBITDA ($ million)

Breakdown of main variations contributing to 2Q19 Adjusted EBITDA

Second quarter consolidated Adjusted EBITDA, excluding Venezuela, increased 15.9% in US dollars, and 25.1% in constant currency terms. The Adjusted EBITDA margin expanded 120 basis points to 7.8%, with margin expansions in Brazil and NOLAD, and margin contractions in the Caribbean and SLAD divisions. The Company’s ongoing focus on top-line growth helped capture efficiencies in Payroll costs and other cost line items, which were partially offset by higher F&P costs as a percentage of sales, stemming from the Company’s promotional strategy to drive traffic.

Consolidated G&A decreased 9.7%, year-over-year, in US dollars and was down 80 basis points as a percentage of revenues. On a constant currency basis, G&A increased 10.8%.

Non-operating Results

Non-operating results for the second quarter, excluding Venezuela, contain a $4.3 million non-cash foreign currency exchange gain, versus a non-cash gain of $0.8 million in 2018. Net interest expense was $0.8 million higher year-over-year.

Arcos Dorados reported income tax expenses, excluding Venezuela, of $5.8 million in the second quarter, compared to an income tax expense of $2.0 million in the prior-year period.

Second quarter net income attributable to the Company, excluding Venezuela, totaled $11.0 million, compared to net income of $10.7 million in the same period of 2018. The variation was mostly due to higher operating income, combined with a positive variance in foreign currency exchange results, partially offset by higher income tax and interest expenses.

Arcos Dorados earnings per share remained flat at $0.05, year-over-year, excluding Venezuela. Primarily as a result of share repurchases of 7,993,602, total weighted average shares for the second quarter of 2019 decreased to 203,840,735 from 210,579,612 in the prior-year quarter.

Analysis by Division:

Brazil Division

Figure 3. Brazil Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q18 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q19 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	933			975

Total Revenues	317.0	(29.3)	41.6	329.3	3.9%	13.1%
Systemwide Comparable Sales						12.1%
Adjusted EBITDA	34.5	(3.7)	13.4	44.2	28.1%	38.9%
Adjusted EBITDA Margin	10.9%			13.4%	23.3%

The Brazil division’s as reported revenues increased 3.9%, despite the 8% year-over-year average depreciation of the Brazilian real. Excluding currency translation, revenues grew 13.1%, supported by systemwide comparable sales growth of 12.1%, well above the country’s inflation, largely driven by traffic growth. The strong performance in comparable sales mainly resulted from intensified marketing initiatives, which helped boost volume growth, combined with the strong execution of the Delivery business segment and EOTF. The strong comparable sales performance in the quarter also benefited from the comparison against the second quarter of last year, when a trucker strike affected the overall Brazilian economy.

Marketing initiatives during the second quarter continued to be focused on driving top-line growth and delivered strong traffic. Marketing activities included the launch of the “Novos Big” campaign and the continuation of the Bacon Smokehouse premium burger in the Signature collection, among others. The delivery business, combined with the compelling offerings and promotions offered through the McDonald’s App, were key drivers for the strong comparable sales performance.

As reported Adjusted EBITDA increased 28.1% year-over-year and 38.9% on a constant currency basis. The Adjusted EBITDA margin expanded 250 basis points to 13.4%, as efficiencies in Payroll costs, mainly resulting from higher productivity and lower labor claims, and G&A more than offset the shift in mix related to the marketing campaigns executed during the quarter.

NOLAD

Figure 4. NOLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q18 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q19 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	522			525

Total Revenues	99.0	(0.8)	9.2	107.4	8.5%	9.3%
Systemwide Comparable Sales						7.3%
Adjusted EBITDA	7.3	(0.2)	1.9	9.0	24.1%	26.3%
Adjusted EBITDA Margin	7.3%			8.4%	13.6%

NOLAD’s as reported revenues increased 8.5%, and 9.3% in constant currency terms. The division’s systemwide comparable sales increased well above blended inflation at 7.3%, driven by average check growth and positive traffic, with strong performances in Mexico and Panama. In Mexico, this was the ninth consecutive quarter of strong comparable sales growth, which also benefited from the calendar shift of the Easter holiday.

In NOLAD, the Company continued executing marketing activities focused on increasing sales and guest counts. The affordability platform and the dessert category continued to perform well in Mexico and were key drivers for traffic growth during the quarter. The delivery business was also an important contributor to strong top-line growth during the quarter.

As reported Adjusted EBITDA for the division increased 24.1%, or 26.3% on a constant currency basis. The Adjusted EBITDA margin expanded 110 basis points to 8.4%, mainly due to efficiencies in Payroll, G&A and F&P costs.

SLAD

Figure 5. SLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q18 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q19 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	390			393

Total Revenues	216.4	(94.2)	63.0	185.2	-14.4%	29.1%
Systemwide Comparable Sales						27.7%
Adjusted EBITDA	16.8	(7.1)	4.4	14.1	-16.0%	26.3%
Adjusted EBITDA Margin	7.8%			7.6%	-1.9%

SLAD’s as reported revenues decreased 14.4%, as constant currency growth of 29.1% was more than offset by a negative currency impact resulting from the 46% year-over-year average depreciation of the Argentine peso against the US dollar. The division’s systemwide comparable sales increased 27.7%, driven by average check growth.

As part of the Company’s strategy, promotional activity continued, including digital offerings through the McDonald’s app, as well as appealing promotions in the breakfast daypart. The division’s marketing activities also included new product launches in both the affordability and premium platforms. During the quarter, the Company extended the Signature collection into the dessert category.

Adjusted EBITDA decreased 16.0% on an as reported basis and rose 26.3% in constant currency terms. The Adjusted EBITDA margin contracted 20 basis points to 7.6%, mainly due to a shift in mix resulting from promotional marketing campaigns, F&P cost increases, higher outside services and utility costs in Argentina. However, each of the other markets within the SLAD division posted Adjusted EBITDA margin gains for the quarter.

Caribbean Division

Figure 6. Caribbean Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q18 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	2Q19 (a+b+c+d)	% As Reported
Total Restaurants (Units)	346				336

Total Revenues	121.6	(5.6)	2.5	(16.7)	101.8	-16.3%

Adjusted EBITDA	3.5	(0.2)	(1.6)	2.6	4.3	21.1%
Adjusted EBITDA Margin	2.9%				4.2%	44.8%

The Caribbean division’s results continue to be heavily impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment and the country’s heavily regulated currency. As such, reported results may contain significant non-cash accounting charges to operations in this market. Due to the distortive effects that Venezuela represents, the discussion of the Caribbean division’s operating performance is focused on results that exclude the Company’s operations in this country.

Caribbean Division – excluding Venezuela

Figure 7. Caribbean Division - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q18 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q19 (a+b+c)	% US Dollars	% Constant Currency
Total Restaurants (Units)	216			216

Total Revenues	102.1	(5.6)	2.5	99.0	-3.0%	2.4%
Systemwide Comparable Sales						1.9%
Adjusted EBITDA	7.0	(0.2)	(1.6)	5.1	-27.2%	-22.5%
Adjusted EBITDA Margin	6.8%			5.1%	-24.9%

Revenues in the Caribbean division, excluding Venezuela, decreased 3.0% in US dollars, as constant currency growth of 2.4% was more than offset by a negative currency translation impact mainly resulting from the 14% year-over-year average depreciation of the Colombian peso against the US dollar. Comparable sales grew 1.9%, driven by average check growth.

During the quarter, the division’s marketing activities included Cutie Cars, Monster Jam and Ugly Dolls for the Happy Meal and the launch of the McFlurry & Shakes Selva Negra in the dessert category, among others. The Signature collection performed well with the introduction of the Egg & Bacon premium burger.

Adjusted EBITDA totaled $5.1 million, compared to $7.0 million in the same period of 2018. The Adjusted EBITDA margin contracted 170 basis points to 5.1%, mainly driven by higher F&P and Payroll costs, combined with a negative shift in mix.

New Unit Development

Figure 8. Total Restaurants (eop)*
	June 2019	March 2019	December 2018	September 2018	June 2018
Brazil	975	968	968	939	933
NOLAD	525	526	524	521	522
SLAD	393	394	394	390	390
Caribbean	336	337	337	345	346
TOTAL	2,229	2,225	2,223	2,195	2,191
* Considers Company-operated and franchised restaurants at period-end

Figure 9. Current Footprint
	Store Type*		Ownership		McCafes	Dessert Centers
	FS & IS	MS & FC	Company Operated	Franchised
Brazil	524	451	584	391	79	1,873
NOLAD	324	201	363	162	21	625
SLAD	232	161	344	49	130	365
Caribbean	261	75	250	86	37	323
TOTAL	1,341	888	1,541	688	267	3,186
* FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

The Company opened 71 new restaurants during the twelve-month period ended June 30, 2019, resulting in a total of 2,229 restaurants. Also during the period, the Company added 385 Dessert Centers, bringing the total to 3,186 units. McCafés totaled 267 units at the end of the second quarter.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were $137.2 million at June 30, 2019. The Company’s total financial debt (including derivative instruments) was $592.6 million. Net debt (Total Financial Debt minus Cash and cash equivalents) was $455.3 million and the Net Debt/Adjusted EBITDA ratio was 1.6x at the end of the reporting period.

Figure 10. Consolidated Financial Ratios (In thousands of U.S. dollars, except ratios)
	June 30	December 31
	2019	2018
Cash & cash equivalents (i)	137,238	197,282
Total Financial Debt (ii)	592,572	589,760
Net Financial Debt (iii)	455,334	392,478
Total Financial Debt / LTM Adjusted EBITDA ratio	2.0	2.3
Net Financial Debt / LTM Adjusted EBITDA ratio	1.6	1.5
(i) Cash & cash equivalents includes Short-term investment
(ii)Total financial debt includes long-term debt and derivative instruments (including the asset portion of derivatives amounting to $51.8 million and $54.7 million as a reduction of financial debt as of June 30, 2019 and December 31, 2018, respectively).
(iii) Total financial debt less cash and cash equivalents.

Net cash provided by operating activities totaled $32.7 million in the second quarter, while cash used in net investing activities totaled $56.1 million, which included capital expenditures of $57.6 million, compared to $39.4 million in the previous year’s quarter. Cash used in financing activities amounted to $12.0 million, which included $10.2 million of dividend payments.

First Half 2019

Excluding the Venezuelan operation and for the six months ended June 30, 2019, the Company’s revenues, in US dollars, decreased by 5.7% to $1.4 billion, as constant currency growth of 13.8% was offset by negative currency translation. Adjusted EBITDA was $118.4 million, a1.3% increase compared to the first half of 2018, in US dollars. On a constant currency basis, Adjusted EBITDA increased by 14.3%. The reported Adjusted EBITDA margin expanded by 60 basis points to 8.2%, as efficiencies in Payroll and G&A more than offset higher F&P costs and Occupancy and Other Operating expenses.

Year-to-date consolidated net income amounted to $25.5 million, compared with net income of

$24.3 million in the first half of 2018.

During the first half of 2019, capital expenditures totaled $93.6 million.

Quarter Highlights & Recent Developments

Appointment of Marcelo Rabach as the Chief Executive Officer

On June 19, Arcos Dorados’ Board of Directors announced the appointment of Marcelo Rabach as CEO of the Company effective July 1st, 2019. He succeeds Sergio Alonso. Mr. Rabach began his career in the McDonald’s system almost 30 years ago as a crew member. Prior to his promotion, Mr. Rabach was Arcos Dorados’ Chief Operating Officer, a position he assumed in August 2015.

On August 2, Mr. Rabach was appointed to the Arcos Dorados’ Board of Directors.

Appointment of Luis Raganato as the Chief Operating Officer

On June 19, Arcos Dorados’ Board of Directors also announced the appointment of Mr. Luis Raganato, who served as the Company’s Divisional President for its Caribbean Division as its new Chief Operating Officer, effective July 1st, 2019. He succeeds Mr. Rabach. Mr. Raganato also began his career as a crew member with McDonald’s over 30 years ago. He has held senior leadership position across several geographies where the Company operates.

Luis Raganato holds a degree in Business Administration granted by the Instituto Aeronáutico de Argentina, in addition to a post-graduate degree in Marketing and Business granted by the Escuela Superior de Estudios de Marketing in Madrid, Spain.

Appointment of Francisco Staton as President for the Caribbean Division

Arcos Dorados’ Board of Directors appointed Francisco Staton as President for the Caribbean Division, effective July 1st, 2019, succeeding Luis Raganato. Mr. Staton, who is a member of the Board of Directors for Arcos Dorados, was the Managing Director for Colombia, whose role also included managing the markets of Aruba, Curaçao and Trinidad & Tobago. He began his career at Arcos Dorados in 2008, worked as a consultant with the Boston Consulting Group, and rejoined Arcos Dorados in 2013 as Senior Director of Business Development of the NOLAD Division.

Francisco Staton holds a degree in Architecture from Princeton University and a Master in Business Administration from Columbia University, in New York.

Investor Relations Contact

Patricio Iñaki Esnaola

Director of Investor Relations

Arcos Dorados

patricio.esnaola@ar.mcd.com

+54 11 4711 2561

www.arcosdorados.com/ir

Media Contact

InspIR Group

Barbara Cano

barbara@inspirgroup.com

+1 646 452 2334

Definitions:

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Excluding Venezuela basis: due to the ongoing political and macroeconomic uncertainty prevailing in Venezuela, and in order to provide greater clarity and visibility on the Company’s financial and operating overall performance, this release focuses on the results on an “Excluding-Venezuela” basis, which is non-GAAP measure.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets and goodwill; and incremental compensation related to the modification of our 2008 long-term incentive plan.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 10 of this earnings release include a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 9 of our quarterly financial statements (6-K Form) filed today with the S.E.C.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises over 2,200 McDonald’s-branded restaurants with over 90,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for 2018. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Second Quarter 2019 Consolidated Results

(In thousands of U.S. dollars, except per share data)

Figure 11. Second Quarter 2019 Consolidated Results (In thousands of U.S. dollars, except per share data)
	For Three-Months ended		For Six-Months ended
	June 30,		June 30,
	2019	2018	2019	2018
REVENUES
Sales by Company-operated restaurants	688,397	718,454	1,383,781	1,525,515
Revenues from franchised restaurants	35,348	35,516	70,962	78,342
Total Revenues	723,745	753,970	1,454,743	1,603,857
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(248,583)	(249,569)	(495,618)	(534,836)
Payroll and employee benefits	(142,759)	(156,150)	(284,815)	(329,264)
Occupancy and other operating expenses	(197,242)	(199,923)	(397,146)	(416,545)
Royalty fees	(38,433)	(38,603)	(77,763)	(80,774)
Franchised restaurants - occupancy expenses	(17,834)	(15,787)	(35,708)	(34,942)
General and administrative expenses	(53,500)	(59,268)	(105,859)	(116,918)
Other operating (expenses) income, net	351	(15,537)	(768)	(59,374)
Total operating costs and expenses	(698,000)	(734,837)	(1,397,677)	(1,572,653)
Operating income	25,745	19,133	57,066	31,204
Net interest expense	(13,230)	(12,457)	(25,676)	(27,097)
Loss from derivative instruments	(1,199)	(233)	(430)	(331)
Foreign currency exchange results	4,110	(3,049)	5,648	5,128
Other non-operating expenses, net	(12)	(78)	(97)	(62)
Income before income taxes	15,414	3,316	36,511	8,842
Income tax expense	(4,980)	(2,210)	(13,857)	(7,173)
Net income	10,434	1,106	22,654	1,669
Net income attributable to non-controlling interests	(11)	(40)	(69)	(85)
Net income attributable to Arcos Dorados Holdings Inc.	10,423	1,066	22,585	1,584
Earnings per share information ($ per share):
Basic net income per common share	0.05	0.01	$ 0.11	$ 0.01
Weighted-average number of common shares outstanding-Basic	203,840,735	210,579,612	203,937,437	210,824,698
Adjusted EBITDA Reconciliation
Operating income	25,745	19,133	57,066	31,204
Depreciation and amortization	30,321	25,573	59,268	52,090
Operating charges excluded from EBITDA computation	(250)	698	99	716
Adjusted EBITDA	55,816	45,404	116,433	84,010
Adjusted EBITDA Margin as % of total revenues	7.7%	6.0%	8.0%	5.2%

Second Quarter 2019 Consolidated Results – Excluding Venezuela

(In thousands of U.S. dollars, except per share data)

Figure 12. Second Quarter 2019 Consolidated Results - Excluding Venezuela (In thousands of U.S. dollars, except per share data)
	For Three-Months ended		For Six-Months ended
	June 30,		June 30,
	2019	2018	2019	2018
REVENUES
Sales by Company-operated restaurants	686,021	701,294	1,378,703	1,466,250
Revenues from franchised restaurants	35,004	33,240	70,264	71,039
Total Revenues	721,025	734,534	1,448,967	1,537,289
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(248,102)	(246,306)	(495,366)	(510,416)
Payroll and employee benefits	(142,470)	(155,693)	(284,247)	(325,337)
Occupancy and other operating expenses	(196,037)	(195,070)	(394,691)	(402,330)
Royalty fees	(38,433)	(39,082)	(77,763)	(82,190)
Franchised restaurants - occupancy expenses	(17,712)	(15,150)	(35,460)	(32,929)
General and administrative expenses	(52,348)	(57,918)	(103,612)	(113,492)
Other operating (expenses) income, net	945	(555)	2,023	(2,780)
Total operating costs and expenses	(694,157)	(709,774)	(1,389,116)	(1,469,474)
Operating income	26,868	24,760	59,851	67,815
Net interest expense	(13,230)	(12,426)	(25,676)	(27,066)
Loss from derivative instruments	(1,199)	(233)	(430)	(331)
Foreign currency exchange results	4,336	755	5,783	(1,070)
Other non-operating expenses, net	(12)	(78)	(97)	(64)
Income before income taxes	16,763	12,778	39,431	39,284
Income tax expense	(5,775)	(2,034)	(13,847)	(14,930)
Net income	10,988	10,744	25,584	24,354
Net income attributable to non-controlling interests	(11)	(40)	(69)	(85)
Net income attributable to Arcos Dorados Holdings Inc.	10,977	10,704	25,515	24,269
Earnings per share information ($ per share):
Basic net income per common share	$ 0.05	$ 0.05	$ 0.13	$ 0.12
Weighted-average number of common shares outstanding-Basic	203,840,735	210,579,612	203,937,437	210,824,698
Adjusted EBITDA Reconciliation
Operating income	26,868	24,760	59,851	67,815
Depreciation and amortization	29,982	24,367	58,405	49,323
Operating charges excluded from EBITDA computation	(250)	(301)	99	(291)
Adjusted EBITDA	56,600	48,826	118,355	116,847
Adjusted EBITDA Margin as % of total revenues	7.8%	6.6%	8.2%	7.6%

Second Quarter 2019 Results by Division

(In thousands of U.S. dollars)

Figure 13. Second Quarter 2019 Consolidated Results by Division (In thousands of U.S. dollars)
	2Q				YTD
	Three-Months ended		% Incr.	Constant	Six-Months ended		% Incr.	Constant
	June 30,		/	Currency	June 30,		/	Currency
	2019	2018	(Decr)	Incr/(Decr)%	2019	2018	(Decr)	Incr/(Decr)%
Revenues
Brazil	329,298	316,973	3.9%	13.1%	670,063	681,656	-1.7%	10.7%
Caribbean	101,766	121,568			199,459	268,442
Caribbean - Excl. Venezuela	99,047	102,132	-3.0%	2.4%	193,684	201,874	-4.1%	1.0%
NOLAD	107,445	99,009	8.5%	9.3%	206,801	196,160	5.4%	7.5%
SLAD	185,235	216,420	-14.4%	29.1%	378,420	457,599	-17.3%	26.8%
TOTAL	723,744	753,970			1,454,743	1,603,857
TOTAL - Excl. Venezuela	721,025	734,534	-1.8%	15.8%	1,448,968	1,537,289	-5.7%	13.8%

Operating Income (loss)
Brazil	28,486	21,926	29.9%	41.0%	60,581	56,987	6.3%	19.8%
Caribbean	(256)	(3,124)			(1,337)	(34,891)
Caribbean - Excl. Venezuela	868	2,503	-65.3%	-62.1%	1,448	1,720	-15.8%	-2.9%
NOLAD	3,756	2,004	87.4%	93.2%	5,096	3,954	28.9%	34.0%
SLAD	9,186	12,137	-24.3%	29.0%	20,899	30,007	-30.3%	19.4%
Corporate and Other	(15,428)	(13,810)	-11.7%	-66.9%	(28,173)	(24,853)	-13.4%	-75.1%
TOTAL	25,744	19,133			57,066	31,204
TOTAL - Excl. Venezuela	26,868	24,760	8.5%	14.4%	59,851	67,815	-11.7%	-0.4%

Adjusted EBITDA
Brazil	44,198	34,502	28.1%	38.9%	91,102	83,229	9.5%	23.1%
Caribbean	4,289	3,542			8,139	(22,109)
Caribbean - Excl. Venezuela	5,075	6,964	-27.2%	-22.5%	10,062	10,728	-6.2%	0.1%
NOLAD	9,003	7,251	24.1%	26.3%	15,751	14,546	8.3%	11.0%
SLAD	14,111	16,799	-16.0%	26.3%	30,264	39,784	-23.9%	17.2%
Corporate and Other	(15,785)	(16,690)	5.4%	-35.4%	(28,823)	(31,440)	8.3%	-35.1%
TOTAL	55,816	45,404			116,433	84,010
TOTAL - Excl. Venezuela	56,602	48,826	15.9%	25.1%	118,356	116,847	1.3%	14.3%

Figure 14. Average Exchange Rate per Quarter*
	Brazil	Mexico	Argentina
2Q19	3.92	19.11	43.93
2Q18	3.61	19.40	23.51
* Local $ per 1 US$

Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

Figure 15. Summarized Consolidated Balance Sheets (In thousands of U.S. dollars)
	June 30	December 31
	2019	2018
ASSETS
Current assets
Cash and cash equivalents	137,238	197,282
Accounts and notes receivable, net	80,214	84,287
Other current assets (1)	164,800	182,993
Total current assets	382,252	464,562
Non-current assets
Property and equipment, net	894,167	856,192
Net intangible assets and goodwill	41,595	41,021
Deferred income taxes	59,981	58,334
Derivative instruments	51,830	54,735
Leases right of use assets	874,900	-
Other non-current assets (2)	107,783	103,195
Total non-current assets	2,030,256	1,113,477
Total assets	2,412,508	1,578,039
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	231,224	242,455
Taxes payable (3)	94,595	114,849
Accrued payroll and other liabilities	94,900	94,166
Other current liabilities (4)	23,365	24,527
Provision for contingencies	2,413	2,436
Financial debt (5)	14,604	14,879
Leases operating liabilities	60,691	-
Total current liabilities	521,792	493,312
Non-current liabilities
Accrued payroll and other liabilities	19,707	35,322
Provision for contingencies	29,390	26,073
Financial debt (6)	629,799	629,616
Deferred income taxes	1,845	957
Leases operating liabilities	829,794	-
Total non-current liabilities	1,510,535	691,968
Total liabilities	2,032,327	1,185,280
Equity
Class A shares of common stock	383,198	379,845
Class B shares of common stock	132,915	132,915
Additional paid-in capital	12,300	14,850
Retained earnings	413,086	413,074
Accumulated other comprehensive losses	(501,654)	(502,266)
Common stock in treasury	(60,000)	(46,035)
Total Arcos Dorados Holdings Inc shareholders’ equity	379,845	392,383
Non-controlling interest in subsidiaries	336	376
Total equity	380,181	392,759
Total liabilities and equity	2,412,508	1,578,039
(1)	Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", and "McDonald's Corporation's indemnification for contingencies".

(2)	Includes "Miscellaneous", "Collateral deposits", and "McDonald´s Corporation indemnification for contingencies".

(3)	Includes "Income taxes payable" and "Other taxes payable".

(4)	Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".

(5)	Includes "Short-term debt", "Current portion of long-term debt" and "Derivative instruments".

(6)	Includes "Long-term debt, excluding current portion" and "Derivative instruments".